Exhibit 99.12

Execution Version

December 10, 2024

CANADA PENSION PLAN INVESTMENT BOARD,

ABU DHABI FUTURE ENERGY COMPANY PJSC – MASDAR,

PLATINUM HAWK C 2019 RSC LIMITED,

and

SUMANT SINHA

CONSORTIUM BID CONDUCT AGREEMENT
in relation to a proposed acquisition of ReNew Energy
Global Plc

Contents

Clause	Page

1.	Interpretation	1
2.	Bid Conduct	4
3.	Admission of New Consortium Members	8
4.	Certain Transactional Matters	8
5.	Appointment of Advisers and Costs	9
6.	Agreement to Rollover	10
7.	Warranties	10
8.	Withdrawal	11
9.	Termination	11
10.	Confidentiality	11
11.	Miscellaneous	12
12.	Third Party Rights	14
13.	No Partnership or Agency	14
14.	Arbitration	15
15.	Governing Law and Jurisdiction	15
16.	Appointment of Process Agent	15

-i-

CONSORTIUM BID CONDUCT AGREEMENT dated December 10, 2024, by and among:

(1)	CANADA PENSION PLAN INVESTMENT BOARD, whose address is One Queen Street East, Suite 2500, Toronto, ON, M5C 2W5, Canada (CPPIB);

(2)	ABU DHABI FUTURE ENERGY COMPANY PJSC - MASDAR, a public joint stock company duly registered and established under the laws of Abu Dhabi, whose address is P.O. Box 54115, Abu Dhabi, United Arab Emirates (Masdar);

(3)	PLATINUM HAWK C 2019 RSC LIMITED, as trustee for the Platinum Cactus A 2019 Trust whose address is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, PO BOX 25642, United Arab Emirates (Platinum); and

(4)	MR. SUMANT SINHA whose address is 1017 B, Aralias, DLF Golf Course Road, Gurgaon -122009 (Founder).

INTRODUCTION:

(A)	CPPIB, Masdar, Platinum and Founder desire to enter into this consortium bid conduct agreement (this Agreement) for the purpose of forming a consortium to evaluate and implement a potential cash-only acquisition of the entire issued and to be issued share capital of the Target not already owned by them (the Target Shares) by way of a Scheme (the Proposed Transaction).

(B)	CPPIB, Masdar, Platinum and Founder, acting together, intend to make a non-binding proposal to the board of directors of the Target to acquire the Target Shares (the Proposal).

(C)	This Agreement sets out the terms on which the Parties (as defined below) will evaluate and implement the Proposed Transaction.

1.	Interpretation

1.1	In this Agreement:

ADIA Infrastructure Affiliate means any other entity or entities controlled by the Abu Dhabi Investment Authority and that has made or makes investments pursuant to a decision by the investment committee of the Abu Dhabi Investment Authority acting on the basis of a proposal submitted by the Infrastructure Department;

Affiliate of: (i) any person other than Platinum and Masdar means any person who or which, directly or indirectly, controls, or is controlled by, or is under common control with, such person; (ii) Platinum means any ADIA Infrastructure Affiliate; and (iii) Masdar means any other entity or entities controlled by Masdar and that has made or makes investments pursuant to a decision by the investment committee (or equivalent) of Masdar;

Agreement has the meaning given in Recital (A);

Business Day means a day which is not a Saturday, a Sunday or a bank or public holiday in Toronto, Canada, London, United Kingdom, the United Arab Emirates, New York, USA or Mumbai, India;

Confidential Information means all non-public, proprietary, and confidential information, in whatever form, whether written, oral, electronic or otherwise, received by a Party or its Representatives in connection with the Proposed Transaction before, on or after the execution of this Agreement, including all such hardware, software, network topology, data, prototypes, drawings, documentation, operations, processes, plans or intentions, know-how, copyrights, trade secrets, market opportunities, business affairs, financial, technical, commercial, or other information, in each case, related to the Proposed Transaction, the Target Group and/or any other Party or their respective Affiliates, including the existence and content of this Agreement and any agreements contemplated herein to be entered into by and between the Parties, and any analyses, compilations, studies, or documents prepared by a Party or its Representative that contain such Confidential Information; provided, however, that Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of disclosure by a Party or its Representatives in violation of this Agreement, (ii) was already in the possession of such Party or its Representatives at the time of disclosure, provided that the source of such information was not known by such Party or its Representatives to be subject to a duty of confidentiality in respect of such information, (iii) becomes available to such Party or its Representatives from a source that is not known by such Party to have made the disclosure in violation of any confidentiality obligations, or (iv) was or is independently developed by such Party or its Representatives without the use of the Confidential Information.

Consortium means CPPIB, Masdar, Platinum, Founder and any third party admitted pursuant to Clause 3, and Consortium Member shall mean any member of the Consortium;

control (together with its correlative meanings, controlled by and under common control with) means, with respect to any other person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies of such person (whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise);

Expense Percentage means (i) in the case of CPPIB, 50%, (ii) in the case of Masdar, 35%, (iii) in the case of Platinum, 15% and (iv) in the case of Founder, 0%; provided that, upon the admission or withdrawal of any Consortium Member, the Expense Percentages shall be adjusted accordingly as agreed among CPPIB, Masdar and Platinum;

Existing Securities means, in relation to:

a)	CPPIB: 76,501,166 Class A Ordinary Shares, 118,363,766 Class C Ordinary Shares and one Class D Ordinary Share of the Target;

b)	Masdar: none of the issued share capital of the Target;

c)	Platinum: 58,170,916 Class A Ordinary Shares of the Target; and

d)	Founder: 1 Class B Ordinary Share of the Target;

Individual Consortium Expenses has the meaning given in Clause 5.3(b);

Joint Adviser means any adviser or third party appointed jointly by the Consortium in relation to the Proposed Transaction;

Joint Consortium Expenses has the meaning given in Clause 5.3(a);

Joint CPPIB-Platinum Expenses has the meaning given in Clause 5.3(a);

Masdar Confidentiality Agreement means the confidentiality agreement entered into between CPPIB and Masdar;

Nominated Director has the meaning given in Clause 2.4;

Party means each of CPPIB, Masdar, Platinum, Founder, and any additional Consortium Member that has executed a deed of adherence to this Agreement in the form attached as Exhibit A (the Deed of Adherence) separately, and collectively, the Parties;

Platinum Confidentiality Agreement means the confidentiality agreement entered into between CPPIB and Platinum;

Proposal has the meaning given in Recital (B);

Proposed Transaction has the meaning given in Recital (A).

Real Assets Department of CPPIB means the Real Assets Department of CPPIB, including any successor department(s) of such department of CPPIB that result(s) from any internal reorganization or group or department name change, but excluding any other investment department and/or group within CPPIB.

Representatives of a Party means such Party’s Affiliates, and its and their respective directors, officers, employees, agents, advisers, or consultants.

Scheme means a scheme of arrangement under Part 26 of the Companies Act 2006;

Target means ReNew Energy Global Plc;

Target Group means the Target and its subsidiary undertakings from time to time;

Target Shares has the meaning given in Recital (A);

Tax Authority means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation; and

Taxation or Tax means all forms of taxation and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise and shall further include payments to a Tax Authority on account of Tax, the clawback or other recovery of any credit or other amount previously paid by a Tax Authority and the payment of any amount pursuant to any funding or reimbursement of an amount on account or in respect of tax discharged (or to be discharged) by another person, in each case of the United Kingdom or elsewhere in the world wherever imposed and whether chargeable primarily against or attributable directly or primarily to a member of the Target Group or any other person, and whether any amount in respect of them is recoverable from any other person, and all penalties, fines and interest relating thereto.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to persons and companies

References to:

(a)	a person include any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

(b)	a company include any company, corporation or body corporate, wherever incorporated.

1.4	References to subsidiaries

The words subsidiary and subsidiary undertaking shall have the same meaning in this Agreement as their respective definitions in the Companies Act 2006.

1.5	Headings

Headings shall be ignored in interpreting this Agreement.

1.6	Reference to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.7	Non-limiting effect of words

The words including, include and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.8	Obligations to procure

Unless otherwise expressly provided, the expression procure where used in the context of a Consortium Member’s Affiliates, means taking such steps to procure the relevant matter, including undertaking to exercise its voting rights and to use any and all other powers vested in it from time to time.

2.	Bid Conduct

2.1	Each Party agrees:

(a)	to co-operate and work together in good faith and act reasonably and in a timely manner in connection with the evaluation and implementation of the Proposal and the Proposed Transaction pursuant to and in accordance with the terms of this Agreement;

(b)	to keep the other Parties regularly informed of:

(i)	any material discussions and/or material correspondence between such Party and/or its advisers, on the one hand, and the Target, its board of directors, any special committee established by the board of directors of the Target or any of its officers and/or advisers, on the other hand, in each case, relating to the Proposal or the Proposed Transaction; and

(ii)	any material developments, material progress and other material matters related to the Proposal or the Proposed Transaction;

(c)	to comply with all applicable laws, rules and regulations relating to the Proposal and/or the Proposed Transaction;

(d)	that CPPIB, Masdar and Platinum shall conduct all aspects of evaluating and implementing the Proposal and Proposed Transaction, including in any discussions and negotiations with the Target, the Target’s board of directors, or any special committee thereof and/or its advisers, subject to the terms of this Agreement;

(e)	to share any material information regarding the Target obtained in the due diligence process for the Proposed Transaction, including all due diligence reports;

(f)	that it shall notify the other Parties in writing (email shall suffice) as promptly as reasonably practicable if:

(i)	it is approached by any possible competing bidder with a view to making an offer in respect of the Target as joint offerors; and/or

(ii)	it becomes aware of any possible competing bidder which intends to make an offer in respect of the Target.

(g)	CPPIB, Masdar and Platinum shall:

(i)	seek to agree and implement a strategy for making the Proposal and executing the Proposed Transaction, and discuss with the Founder on such strategy and, to the extent Founder has any suggestions, consider such suggestions in good faith;

(ii)	jointly conduct due diligence with respect to the Target on certain pre-agreed matters and jointly engage with advisers to the Target and the Consortium; provided that, nothing in this Agreement shall restrict any Party from engaging its own advisers at its sole cost and expense to conduct such diligence as such Party may deem necessary to satisfy its own diligence requirements;

(iii)	attend meetings or calls relating to, or otherwise participate in, any material discussions relating to the Proposal and/or the Proposed Transaction and to the extent any of the meetings, discussions and / or calls may (A) adversely affect an existing personal right of the Founder under a written agreement with Target or a Consortium Member existing as of the date of this Agreement or (B) impose any obligation on the Founder directly and individually, then CPPIB, Masdar and Platinum shall invite the Founder to attend such meetings, discussions and / or calls;

(h)	that any material terms of the Proposed Transaction shall require prior agreement of CPPIB, Masdar and Platinum and, to the extent any such material term (i) adversely affects an existing personal right of the Founder under a written agreement with Target or a Consortium Member existing as of the date of this Agreement or (ii) imposes any obligation on the Founder directly and individually, the prior agreement with the Founder; and

(i)	that any amendments to any material terms and/or structure of the Proposal, including the offer price, the Proposed Transaction timetable, or any conditions to, the form of consideration for, and the means of implementing, the Proposed Transaction, shall require the prior written consent of each of CPPIB, Masdar and Platinum.

2.2	No Party shall be obliged to disclose, or procure the disclosure by its Affiliates of, any information to the other Parties which such Party or any of its Affiliates is prohibited from disclosing by applicable law, regulation and/or the rules of an applicable stock exchange or where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal professional privilege). Any commercially sensitive information (including Confidential Information) relating to any of the Parties required for any antitrust, foreign investment or other regulatory filings and/or approvals may be provided on a counsel-to-counsel basis.

2.3	Each Party agrees that it shall not, and that it shall procure that its controlled Affiliates shall not:

(a)	make any announcement or other public statement in respect of the Proposal or the Proposed Transaction, whether formal or informal, other than as agreed with CPPIB, Masdar and Platinum from time to time, and to the extent any such announcement or other public statement refers to the Founder, other than as agreed with the Founder (provided, that such agreement with the Founder shall only be required for those portions of such announcement or public statement that refer to the Founder), or as may be required by law, regulation, rules of an applicable stock exchange, a court of competent jurisdiction, or a regulatory body, provided that, to the extent that any public announcement or external communication concerning the Proposal or the Proposed Transaction is required to be made by a Party on an urgent basis by law, regulation or rules of an applicable stock exchange, such Party shall use all reasonable endeavours to discuss with CPPIB, Masdar and Platinum the contents in advance but, subject to the foregoing, the announcement or external communication may be made without the prior consent of CPPIB, Masdar and Platinum provided that it does not subject the other Parties to any obligation or liability whatsoever; and/or

(b)	without the prior written consent of the Parties, take any action which might reasonably be expected to be prejudicial to the acceptance of the Proposal or completion of the Proposed Transaction or may reasonably be expected to have the effect of precluding, inhibiting, delaying or disrupting the Proposal and/or Proposed Transaction or otherwise causing the Proposed Transaction not to complete at the earliest practicable time.

2.4	Each Consortium Member acknowledges that as of the date of this Agreement: (i) two directors nominated by CPPIB, (ii) one director nominated by Platinum, (iii) Founder are members of the board of directors of the Target (each a Nominated Director), and (iv) the Founder is the Chairman and Chief Executive Officer of the Target. Each Consortium Member acknowledges and agrees that:

(a)	any ordinary course discussions between the Target or any shareholder therein and a Nominated Director (in their capacity as a director of the Target and in the case of the Founder also in his capacity as the Chairman and Chief Executive Officer of the Target) shall be permitted and that:

(i)	any Nominated Director shall, subject to their statutory and fiduciary duties to the Target, seek to recuse themselves from any discussions and any decision-making of, and will not receive any information from, the Target board in relation to the Proposal or the Proposed Transaction; and

(ii)	the provision of any information relating to the Target Group by such Nominated Director to the Consortium Members shall continue to be subject to such Nominated Director’s statutory and fiduciary duties and any confidentiality obligations owed to the Target Group; and

(b)	any ordinary course discussions between the Target or any shareholder therein and CPPIB or Platinum (in its respective capacity as a substantial shareholder of the Target) shall be permitted, provided that, to the extent that such ordinary course discussions could reasonably be expected to be relevant to the Proposal or the Proposed Transaction then the Consortium Member that is party to such discussions shall promptly notify the other Consortium Members in writing (email shall suffice) of the substance of such discussions.

2.5	The Parties agree that, prior to the signing any definitive transaction agreement in respect of the Proposed Transaction, the Parties shall negotiate a mutually agreed upon term sheet governing the key principles of a shareholders’ agreement relating to post-closing governance, liquidity, capitalization and other terms governing their joint ownership of the Target after the closing.

2.6	Until the earlier of (a) the expiration or earlier termination of this Agreement and (b) June 30, 2025, (i) CPPIB shall cause the CPPIB Real Assets Department not to, (ii) Masdar shall not and shall cause its controlled Affiliates not to, (iii) Platinum shall not and shall cause its Affiliates not to and (iv) Founder shall not, in each case of clauses (i) through (iv), engage or participate in any discussions or negotiations regarding, or execute or enter into any agreement or understanding (whether written or oral, binding or non-binding) relating to, the acquisition of any equity interests, assets, properties or rights of any other renewable energy company or platform in India (each, a “Competitor”), whether by way of license, merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase or otherwise, or enter into or agree to enter into any joint venture or other similar strategic arrangement, in each case with a Competitor, in each case other than any such transaction with or investment in a Competitor that exists between a Party and such Competitor as of the date of this Agreement; provided that nothing in this Clause 2.6 shall (a) prevent any Party or any of its Affiliates from making a minority investment for up to 20% of the outstanding equity interests of a Competitor or (b) restrict investments or acquisitions made by any operating or portfolio company, investment funds or vehicles, third-party fund managers, connected fund managers or principal traders (in the ordinary course of such persons’ investment or advisory business) of any of the Parties.

3.	Admission of New Consortium Members

3.1	CPPIB, Masdar and Platinum shall have the right to jointly approach and discuss with any third party in connection with any potential participation in the Consortium, and admit any such third parties into the Consortium. The admission of any such third party into the Consortium, whether before or after the submission of the Proposal, will be subject to the prior written consent of CPPIB, Masdar and Platinum.

3.2	CPPIB, Masdar and Platinum shall consult with the Founder in good faith on any third party proposed to be added to the Consortium and use commercially reasonable efforts to take into consideration any concerns that the Founder may have.

3.3	The admission of any new Consortium Member will be contingent upon the execution and delivery of the Deed of Adherence by such new member.

4.	Certain Transactional Matters

4.1	In furtherance of the consummation of the Proposed Transaction:

(a)	Masdar will ensure that it will have sufficient funds or financing in place to consummate the Proposed Transaction at the time of any required financing pursuant to any executed definitive transaction agreement with respect to the Proposed Transaction; and

(b)	CPPIB, Platinum and Founder shall comply with their respective rollover obligations under Clause 6 of this Agreement.

4.2	Following completion of the Transaction:

(a)	CPPIB, Masdar, Platinum and Founder will hold the entire issued and to be issued share capital of the Target; and

(b)	The Target will cease trading on the NASDAQ Stock Market of NASDAQ, Inc.; and be re-registered as an English private company limited by shares.

5.	Appointment of Advisers and Costs

5.1	The Consortium Members agree to jointly engage legal, financial and tax advisers (the Joint Advisers) to assist with the evaluation of, and to progress any steps agreed by the Consortium towards making and implementing, the Proposal and the Proposed Transaction.

5.2	The Consortium Members agree that the Joint Advisers shall act in relation to the Proposal and the Proposed Transaction on behalf of the Consortium.

5.3	CPPIB, Masdar and Platinum shall cooperate in good faith in order to designate and agree upon any costs and expenses incurred (or reasonably expected to be incurred) in relation to the Proposed Transaction by the Consortium Members, the funding of which shall be in accordance with Clauses 5.4(a) and 5.4(b) below, as any of:

(a)	Joint CPPIB-Platinum Expenses, being joint fees and expenses incurred by either CPPIB or Platinum prior to the date of this Agreement;

(b)	Joint Consortium Expenses, being joint fees and expenses incurred in respect of the Consortium; or

(c)	Individual Consortium Expenses, being fees and expenses attributable to a specific Consortium Member.

5.4	The costs and expenses incurred in relation to the Proposal (including such expenses incurred prior to the formation of the Consortium) and the Proposed Transaction shall be borne as follows:

(a)	if the Proposed Transaction does not successfully complete, (i) the Joint CPPIB-Platinum Expenses shall be borne 75% by CPPIB and 25% by Platinum, (ii) the Joint Consortium Expenses shall be borne by the Consortium Members in their respective Expense Percentage and (iii) each Consortium Member shall bear its own Individual Consortium Expenses in full; and

(b)	if the Proposed Transaction does successfully complete, the Joint CPPIB-Platinum Expenses, the Joint Consortium Expenses and the Individual Consortium Expenses shall be borne by the Target.

5.5	Upon termination of this Agreement, the Consortium Members shall jointly and as soon as practicable finalize a written statement of the Joint CPPIB-Platinum Expenses and the Joint Consortium Expenses then incurred and each Consortium Member’s share of those Joint CPPIB-Platinum Expenses and Joint Consortium Expenses and, within 30 days following receipt of that statement, and subject to receipt of final invoices from the relevant Joint Adviser, each Consortium Member shall pay its agreed share of the Joint CPPIB-Platinum Expenses and the Joint Consortium Expenses.

5.6	Upon withdrawal of a Consortium Member in accordance with Clause 8, the Consortium Members shall jointly and as soon as practicable finalize a written statement of the Joint CPPIB-Platinum Expenses and the Joint Consortium Expenses then incurred and the withdrawing Consortium Member’s share of those Joint CPPIB-Platinum Expenses and Joint Consortium Expenses and, within 30 days following receipt of that statement, and subject to receipt of invoices from the relevant Joint Adviser, the withdrawing Consortium Member shall pay its agreed share of the Joint CPPIB-Platinum Expenses and the Joint Consortium Expenses.

6.	Agreement to Rollover

6.1	In connection with the Proposed Transaction, none of the shares of the Target held by CPPIB and Platinum and their respective Affiliates (including Class A Ordinary shares, Class C Ordinary shares and Class D Ordinary shares) shall constitute Target Shares, be subject to the Scheme or be entitled to cash consideration therefor, and each of CPPIB and Platinum shall procure such shares to remain in the Target immediately following the consummation of the Proposed Transaction.

6.2	In connection with the Proposed Transaction, Founder agrees that none of the securities (including, for the avoidance of doubt, any share options held by the Founder and its Affiliates) of the Target or any of its subsidiaries held by Founder and his Affiliates shall constitute Target Shares, be subject to the Scheme or be entitled to any cash consideration therefor under the Scheme, other than as specifically agreed by the Parties.

7.	Warranties

7.1	Each Party warrants to the other Parties that:

(a)	such Party that is an entity has the requisite power and authority (and has obtained all necessary corporate approvals), and such Party that is an individual has the capacity, to enter into this Agreement and there is no agreement, commitment or other understanding which would preclude or restrict such Party from entering into and performing this Agreement;

(b)	other than the Existing Securities and in case of the Founder any share options held by the Founder and its Affiliates, it does not have any interest in any of the securities of the Target and has not entered into any agreement or arrangement as a result of which it or its Affiliates may acquire an interest in any such securities (other than any agreement or arrangement that is publicly filed with the Target’s public filings);

(c)	this Agreement when executed will constitute valid, binding and enforceable obligations of such Party;

(d)	such Party that is an entity has obtained the necessary corporate approvals required to enter into this Agreement; and

(e)	such Party is not relying on the other Parties: (i) for its due diligence concerning, evaluation of, or decision to invest in the Target Group; or (ii) with respect to Tax or other economic considerations involved in such investment.

7.2	In making any determination as regards acquiring the Target or giving any consent or agreeing any matter as referred to in this Agreement, each Consortium Member shall make the determination in its sole and absolute discretion, taking into account only the Consortium Member’s own views, self-interest, objectives and concerns. No Consortium Member shall have any fiduciary or other duty to the other Consortium Members except as expressly set forth in this Agreement.

7.3	Each Consortium Member acknowledges that notwithstanding any other provision of this Agreement, nothing in this Agreement shall require any Consortium Member to act or refrain from acting in a manner which would cause it or its Affiliates to be in breach of any applicable law or regulation, including the securities laws of the United States or any sanctions laws.

8.	Withdrawal

8.1	Prior to the earlier of (i) submission by the Consortium of a binding proposal with respect to the Proposed Transaction to the board of directors (or any special committee thereof) of the Target and (ii) the execution of a definitive transaction agreement with respect to the Proposed Transaction, any Party may withdraw from the Consortium by delivery of a written notice to the other Parties. Upon such withdrawal, this Agreement shall terminate with respect to such withdrawing Party, provided that (a) the provisions in Clauses 5.3 through 5.6, this Clause 8.1 and 10 through 16 shall continue to apply to such withdrawing Party, and (b) the non-withdrawing Parties (or a combination thereof) shall be permitted to proceed with a subsequent offer without restriction, including forming a consortium with one or more third parties.

9.	Termination

9.1	This Agreement shall terminate on the earliest of the date that is:

(a)	the date of completion of the Proposed Transaction; or

(b)	the date on which the Proposal lapses or is withdrawn;

(c)	the date on which the CPPIB, Masdar and Platinum mutually agree in writing that this Agreement shall terminate; or

(d)	the date that is 12 months from the date of this Agreement (or such later date as may be agreed in writing between the Consortium Members).

9.2	Following termination of this Agreement in accordance with Clause 9.1 the obligations of each Party under this Agreement shall terminate, provided that the provisions in Clauses 5.1 to 5.6, this Clause 9.2 and 10 to 16 shall survive any termination of this Agreement.

10.	Confidentiality

10.1	Each Party agrees to (and to cause its Representatives to) keep the Confidential Information confidential and that the Confidential Information will be used by such Party and its Representatives solely to evaluate, negotiate, finance, possibly consummate, or review the Proposal or the Proposed Transaction, and not otherwise. Each Party shall not (and shall cause its Representatives not to) disclose any Confidential Information to any person without prior written consent of CPPIB, Masdar and Platinum (email being sufficient) except that each Party shall be entitled to disclose Confidential Information to its Representatives or providers of finance (whose names to be provided by such disclosing Party upon request by any Party), in each case, who reasonably need to know the Confidential Information for the Proposed Transaction, who are informed of the confidential nature of the Confidential Information and who agree (provided that no written agreement shall be necessary) to comply with confidentiality and use obligations in this Agreement. Each Party shall be responsible for any breaches of this Agreement by its Representatives.

10.2	Notwithstanding the foregoing, each Party shall be entitled to disclose the Confidential Information to the extent that, in the view of such Party’s counsel, such disclosure is required by law, rule, regulation, or order or requirement of a court, regulatory body, administrative agency, or other governmental body, including any policy, rule, or regulation of any securities laws to which such Party or its Representatives are subject (collectively, Legally Required). In such an event, such Party will, to the extent practicable and permissible by law, provide CPPIB, Masdar and Platinum with prompt notice, so that CPPIB, Masdar and Platinum, on behalf of the Consortium, may, as a Joint Consortium Expense, seek a protective order, confidential treatment, or other appropriate remedy, or waive compliance with the terms of this Agreement. If such protective order or other remedy is not obtained and such Party is Legally Required to disclose Confidential Information, or if CPPIB, Masdar and Platinum waive compliance with this Agreement, such Party or its Representatives shall furnish only that portion of the Confidential Information that it is advised by counsel is Legally Required.

10.3	The provisions of this Clause 10 shall be in addition to, and shall not supersede or be deemed to supersede, any confidentiality or non-disclosure agreement, including the Masdar Confidentiality Agreement and the Platinum Confidentiality Agreement, entered into by any Party.

11.	Miscellaneous

11.1	Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties, assign, grant any security interest over, or otherwise transfer the benefit of the whole or any part of this Agreement.

11.2	Except as otherwise expressly provided in this Agreement, a Party may, without the consent of any other Party, assign to an Affiliate the benefit of the whole or any part of this Agreement provided that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains an Affiliate of the Party concerned.

11.3	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties. To the extent that it is not possible to delete or modify the provision, in whole or in part, under this clause, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under this clause, not be affected.

11.4	This Agreement may be entered into in any number of counterparts, each of which taken together shall constitute one and the same Agreement. The Parties may enter into this Agreement by signing any such counterpart. Delivery of a counterpart by email attachment shall be an effective mode of delivery.

11.5	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

11.6	Nothing contained in this Agreement (and no action taken by a Party pursuant to its terms) is to be construed as creating a partnership or agency relationship between any of the Parties.

11.7	Except where expressly stated otherwise in this Agreement, all obligations, undertakings and statements in this Agreement are several and not joint or joint and several.

11.8	Any notice or other document to be given under this Agreement shall be in writing in English and shall be deemed duly given if delivered to the recipient as its address or email address set out below or any other address or email address notified in writing to the Parties for the purposes of this Agreement:

(a)	CPPIB

Address:	40 Portman Square, 2nd Floor

London, W1H 6LT United Kingdom

Email address:	kavita.saha@cppib.com; gyuen@cppib.com

For the attention of:	Kavita Saha; Grace Yuen

with a copy by email to each of: legalnotice@cppib.com (General Counsel); and Jonathan Zhou (zheng.zhou@freshfields.com) (delivery of such copy shall not in itself constitute notice).

(b)	Masdar

Address:	Abu Dhabi Future Energy Company PJSC - Masdar

Masdar City, Masdar Institute Building 1A

PO Box 54115, Abu Dhabi, UAE

Email address:	fbhatti@masdar.ae

For the attention of:	Faisal Tahir Bhatti

with a copy by email to masdarlegalunit@masdar.ae; and Savi Hebbur (savi.hebbur@whitecase.com) and Omar Anwar (omar.anwar@whitecase.com) (delivery of such copy shall not in itself constitute notice).

(c)	Platinum

Address:	Level 26, Al Khatem Tower

Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, PO BOX 25642, United Arab Emirates

Email address:	project_red@adia.ae

For the attention of:	The Directors

(d)	Founder

Address:	1017 B, Aralias, DLF Golf Course Road, Gurgaon -122009

Email address:	sumantsinha100@gmail.com

For the attention of:	Sumant Sinha

with a copy by email to Simone Reis (simone.r@anagrampartners.in) (delivery of such copy shall not in itself constitute notice).

11.9	Any notice shall be delivered by hand or sent by email or by express or other fast means of postal service. Any notice shall be deemed to have been received:

(a)	at time of sending if sent by email, provided that:

(i)	the receipt shall not occur if the sender receives an automated message indicating that the message has not be delivered to the recipient; and

(ii)	if sent after 5.00pm (at the address of the recipient) on any Business Day, notice shall be deemed to be received at 9.00am (at the address of the recipient) on the next Business Day; and

(b)	72 hours from the time of posting if sent by post.

12.	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

13.	No Partnership or Agency

This Agreement shall not be construed as creating any partnership relationship between any of the Parties. This Agreement shall not be construed as creating any agency relationship between any of the Parties, except where this Agreement expressly so provides.

14.	Arbitration

Any dispute arising out of or connected with this Agreement, including a dispute as to the existence, validity or termination of this Agreement or this Clause 14 or any non-contractual obligation arising out of or in connection with this Agreement, shall be resolved by arbitration in London, United Kingdom conducted in English by a single arbitrator pursuant to the rules of the London Court of International Arbitration.

15.	Governing Law and Jurisdiction

15.1	This Agreement (which is not expressed to be governed by another law) and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by the law of England and Wales.

15.2	Each Party irrevocably submits to the exclusive jurisdiction of the courts of England to support and assist the arbitration process pursuant to Clause 14 including, if necessary, the grant of interlocutory relief pending the outcome of that process.

16.	Appointment of Process Agent

16.1	Masdar hereby irrevocably appoints Masdar UK Development Company Limited (company registration number: 14204093) whose address is 4 Kingdom Street, London, United Kingdom, W2 6BD, as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Masdar.

16.2	Platinum hereby irrevocably appoints TMF Global Services (UK) Limited, 5th Floor, 6 St Andrew Street, London EC4A 3AE as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Platinum.

16.3	Founder hereby irrevocably appoints Law Debenture Corporate Services Limited (company registration number: 3388362) whose address is 8th Floor, 100 Bishopsgate, London, EC2N 4AG as his agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Founder.

16.4	Each Consortium Member shall inform the other Consortium Members in writing of any change of address of their process agent, if applicable, within 14 days of such change.

16.5	If the process agent of a Consortium Member ceases to be able to act as such or to have an address in England, such Consortium Member shall appoint a new process agent in England reasonably acceptable to the other Consortium Members and deliver to the other Consortium Members within 14 days a copy of a written acceptance of appointment by such process agent.

This Agreement has been entered into on the date first stated above.

SIGNED by BILL ROGERS and	)
MICHAEL DOUGLAS	)
for and on behalf of	)
CANADA PENSION PLAN	)
INVESTMENT BOARD	)

Signature:	/s/ Michael Douglas

Name:	Michael Douglas

Signature:	/s/ Bill Rogers

Name:	Bill Rogers

This Agreement has been entered into on the date first stated above.

SIGNED by Mohamed Jameel Al Ramahi	)
for and on behalf of	)
ABU DHABI FUTURE ENERGY	)
COMPANY PJSC-MASDAR	)

Signature:	/s/ Mohamed Jameel Al Ramahi

Name:	Mohamed Jameel Al Ramahi

This Agreement has been entered into on the date first stated above.

SIGNED by Mujeeb Ur Rehman Qazi and Marcus Hill	)
for and on behalf of	)
PLATINUM HAWK C 2019)
RSC LIMITED	)

Signature:	/s/ Mujeeb Ur Rehman Qazi

Name:	Mujeeb Ur Rehman Qazi

Signature:	/s/ Marcus Hill

Name:	Marcus Hill

This Agreement has been entered into on the date first stated above.

SIGNED by SUMANT SINHA	)
)
)
)

Signature:	/s/ Sumant Sinha

Name:

Exhibit A

Deed of Adherence

THIS DEED is made on the _____ of _____ 2024 by [–] (the Incoming Consortium Member).

This Deed Witnesses as follows:

1.	The Incoming Consortium Member confirms that it has read a copy of a Consortium Bid Conduct Agreement dated December 10, 2024, by and among Canada Pension Plan Investment Board, Abu Dhabi Future Energy Company PJSC-Masdar, Platinum Hawk C 2019 RSC Limited, and Founder (therein referred to as the Consortium), as amended from time to time (the Agreement and the capitalized terms used and not otherwise defined in this Deed shall have the meaning ascribed to such terms in the Agreement) and hereby covenants to each of the persons referred to in clause 2(a) and 2(b) to be bound by the Agreement in all respects as if the Incoming Consortium Member were a party to the Agreement as a Consortium Member and to perform all the obligations imposed on such a party to the Agreement, to be performed on, as on, or after the date hereof.

2.	This Deed is made for the benefit of:

(a)	the parties to the Agreement as at the date of the Agreement; and

(b)	any other person or persons who may after the date of the Agreement (and whether prior to or after the date hereof) assume any rights or obligations under the Agreement and be permitted to do so by the terms thereof.

3.	Save as expressly set out in the Agreement, in favour of the Incoming Consortium Member, none of the Consortium Members:

(a)	makes any representations or warranty or assumes any responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Agreement or any agreement entered into pursuant thereto;

(b)	makes any representation or warranty or assumes any responsibility with respect to the content of any information regarding the Consortium or the Target Group or any Consortium Member or otherwise related to the Proposal or Proposed Transaction; or

(c)	assumes any responsibility for the performance and observance by any other Party to the Agreement of the Agreement,

and any and all conditions and warranties, whether express or implied by law or otherwise, are to the extent legally possible excluded.

For the purposes of the Agreement, the Incoming Consortium Member’s address and other details for notices shall be:

Address: [–]

Fax number: [–]

For the attention of: [–]

4.	This Deed shall be governed by and construed in accordance with the laws of England.

DULY DELIVERED as a Deed on the date and year first above written.

EXECUTED	)
and DELIVERED as a DEED by	)
[–]	)

Signature:

Name: